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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )


                         DUFF & PHELPS CREDIT RATING CO.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    26432F109
-------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (2-95)                   PAGE 1 OF 8

CUSIP NO. 26432F109                   13G                     PAGE 2 OF 8 PAGES

 ...............................................................................
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KAYNE ANDERSON INVESTMENT MANAGEMENT, LLC - 95-4575414
 ...............................................................................
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]
 ...............................................................................
 3       SEC USE ONLY
 ...............................................................................
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         IS A CALIFORNIA LIMITED LIABILITY COMPANY
 ...............................................................................
                                    5       SOLE VOTING POWER

NUMBER OF                                   0
SHARES                              ...........................................
BENEFICIALLY                        6       SHARED VOTING POWER
OWNED BY
EACH REPORTING                              381,758
PERSON WITH                         ...........................................
                                    7       SOLE DISPOSITIVE POWER

                                            0
                                    ...........................................
                                    8       SHARED DISPOSITIVE POWER

                                            381,758
 ...............................................................................
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

         381,758
 ...............................................................................
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
 ...............................................................................
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.22%
 ...............................................................................
12       TYPE OF REPORTING PERSON*

         IA
 ...............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  United States
                       Securities and Exchange Commission


                                  Schedule 13G


                             *********************


Item 1.    (a)    Issuer:            Duff & Phelps Credit Rating Co.
           (b)    Address:           55 East Monroe Street
                                     Chicago, IL 60603

Item 2.    (a)    Filing Person:     Kayne Anderson Investment Management, LLC
           (b)    Addresses:         1800 Avenue of the Stars, Second Floor
                                     Los Angeles, CA 90067

           (c)    Citizenship:       Kayne Anderson Investment Management, LLC
                                     is a California limited liability company

           (d)    Title of Class
                  of Services:       Common Stock

           (e)    Cusip Number:      26432F109

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

           (e) Kayne Anderson Investment Management, LLC, is an investment adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4.    Ownership

           (a) Amount Beneficially Owned:

                  Kayne Anderson Investment Management, LLC

                  o        Managed accounts                     381,758

           (b)  Percent of Class:                                  8.22%

                                  United States
                       Securities and Exchange Commission


                                  SCHEDULE 13G


                    DUFF & PHELPS CREDIT RATING CO. (Issuer)


                           **************************


Item 5.         Ownership of Five Percent or Less of a Class
                If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                Not applicable.

Item 8.         Identification and Classification of Members of the Group

                Not applicable

Item 9.         Notice of Dissolution of Group

                Not applicable

Item 10.        Certification

                By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  United States
                       Securities and Exchange Commission


                                  SCHEDULE 13G


                    DUFF & PHELPS CREDIT RATING CO. (Issuer)

                           **************************


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                     February 1, 2000
------------------------------------------------------
                           Date


KAYNE ANDERSON INVESTMENT MANAGEMENT, LLC


         By:    /S/ RICHARD A. KAYNE
                ----------------------------------------
                Richard A. Kayne, Administrative Manager

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)
               ---------------------------------------------------


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.





                     February 1, 2000
--------------------------------------------------------
                           Date



KAYNE ANDERSON INVESTMENT MANAGEMENT, LLC


         By:    /S/ RICHARD A. KAYNE
                ----------------------------------------
                Richard A. Kayne, Administrative Manager

                                  United States
                       Securities and Exchange Commission


                                  SCHEDULE 13G
                                  (cover page)


                    DUFF & PHELPS CREDIT RATING CO. (Issuer)

                           **************************


Box 9. The reported shares are owned by several accounts managed, with discretion to purchase or sell securities, by Kayne Anderson Investment Management, LLC, a registered investment adviser.

           Kayne Anderson Investment Management, LLC disclaims beneficial ownership of the shares reported.

                                   UNDERTAKING


The undersigned agree jointly to file the attached Statement of Beneficial Ownership on Schedule 13G with the U.S. Securities Exchange Commission and Duff & Phelps Credit Rating Co.





Dated:  February 1, 2000



KAYNE ANDERSON INVESTMENT MANAGEMENT, LLC


         By:    /S/ RICHARD A. KAYNE
                ----------------------------------------
                Richard A. Kayne, Administrative Manager